SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Position and Operating Results

We are a mining company with a portfolio of silver-dominant projects predominantly in the Americas. Our strategic focus is on optimizing production of silver from our Pirquitas mine and on advancing our other principal projects, including San Luis, Pitarrilla, Diablillos and San Agustin. We have a large in-ground silver position and look to exploit this for the value of our shareholders. Certain of our projects also contain significant gold resources. We will grow our business through the development of our core projects and monetize others to support our funding requirements. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the years ended December 31, 2010, 2009 and 2008 is prepared as of February 28, 2011 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise. We direct investors to the section “Risks and Uncertainties” and to page 41 for a cautionary statement on forward-looking information and non-GAAP financial performance measures included within this MD&A. Additional information relating to us, including our annual information form, is available free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

2010 HIGHLIGHTS AND SIGNIFICANT EVENTS

  On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium Resources Inc. (“Pretium”) for total consideration of $442.3 million (C$450.0 million). Pretium became a publically traded company on the Toronto Stock Exchange following the closing of its intial public offering (“IPO”) on December 21, 2010. Under the terms of the transaction we received a total of 32,537,833 common shares of Pretium, representing 41.27% of its issued and outstanding common shares with a fair value of $191.9 million (C$195.2 million) based on the IPO price of C$6.00 per share. We also received cash proceeds of $211.3 million (C$215.0 million) (before underwriters’ fees of $12.4 million (C$12.6 million)) and a non-interest bearing promissory note in the principal amount of $39.1 million (C$39.8 million), which was automatically convertible into common shares of Pretium at C$6.00 per share 40 days after closing to the extent not repaid by Pretium. Our sale of the Snowfield and Brucejack properties resulted in a gain on disposal of $388.8 million, and $360.6 million after tax.

  On January 6, 2011 the underwriters exercised in part the over-allotment option granted to them in connection with the IPO. Pursuant to the terms of the promissory note, we received $16.7 million (C$17.0 million), after underwriters’ fees, from partial repayment of the note. On January 31, 2011 the balance of the promissory note was automatically converted into 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion our ownership interest in Pretium increased to 42.31%.

  On February 28, 2011 we reached an agreement to acquire the remaining interest in the San Luis project from our joint venture partner Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition we will own 100% of the project. Under the terms of the agreement we will pay C$17 million in cash, transfer to Esperanza the 6.459 million shares of Esperanza that we own, and grant to Esperanza a 1% net smelter return royalty.

Net earnings of $346.2 in 2010 million compared to a net loss of $13.2 million in 2009 or $4.44 per share in 2010 compared to a loss of $0.19 per share in 2009.

The Pirquitas mine generated earnings from operations of $10.0 million comprising:
Revenue of $112.3 million;
Cost of sales of $76.0 million; and
Non-cash depletion, depreciation and amortization of $26.3 million.

At Pirquitas we milled 1,255,261 tonnes of ore with silver grades of 233 grams/tonne at recoveries of 65.2%, producing a total of 6,302,140 ounces of silver. We sold 5,936,657 ounces at a weighted average silver price of $20.92 per ounce for total revenues of $112.3 million.

Pirquitas mined a continuous feed of sulphide ores from September until the end of the year, with silver and zinc recoveries achieving designed rates. The commissioning of the gravity pre- concentration circuit during the year helped to confirm the processing concept for silver recovery. During the year Pirquitas produced 4.6 million lbs of zinc with a sales value of approximately $3.5 million, which will be delivered during the first quarter of 2011.

We incurred total exploration expenditures of $54.8 million to advance our other key properties during the year. Significant expenditures included:
$17.7 million at the Pitarrilla project in Mexico;
$6.4 million at the San Luis project in Peru;
$2.6 million at the Berenguela project in Peru;
$2.2 million at the Diablillos project in Argentina;
$1.3 million at the Nazas project in Mexico;
$1.1 million at the San Agustin project in Mexico; and
$21.5 million at the Snowfield and Brucejack projects in Canada, which were subsequently sold in December 2010 to Pretium.

In February we sold the Silvertip project for $15.0 million for an after tax gain of $13.1 million.

In February we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114.4 million. After deducting underwriting fees, net of tax credits, and expenses, net proceeds were approximately $109.6 million.

Effective August 6, 2010, John Smith was appointed President and Chief Executive Officer.
During 2010 we spent $12.6 million in capital expenditures at the Pirquitas Mine.

NON-GAAP FINANCIAL AND OPERATING PERFORMANCE MEASURES
(thousands of dollars, except production data and per share amounts)

We use the non-GAAP measures of direct mining cost per ounce, cash operating cost per ounce of silver, total cash cost per ounce of silver and total production cost per ounce of silver to manage and evaluate operating performance. Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning and are non-GAAP measures. We believe that these measures, in addition to GAAP measures, will be used by investors to evaluate our performance and future ability to generate cash flows.

The following tables set forth selected financial and operating data from our consolidated financial statements and should be read in conjunction with those statements:

	2010	2009
		December (1)

Production Data (2)
Tonnes milled	1,255,261	110,767
Silver head grades (grams/tonne)	233	262
Silver recoveries	65.2%	58.4%
Silver produced (ounces)	6,302,140	545,600
Silver sold (ounces)	5,936,657	460,100

Revenues (3) ($000s)	$112,256	$5,442

Average realized silver price (per ounce)	$20.92	$17.49

Average London spot silver price (per ounce)	$20.16	$17.67

Cash cost per ounce of silver (4)

Cash production cost	$12.16	$8.98
Cash operating cost	$18.03	$16.57
Total production cost	$22.32	$20.30

(1)	The Pirquitas mine commenced production in Argentina on December 1, 2009. As a result, 2009 was our first year of reported revenues and production data.
(2)	Since December 1, 2009, the tonnes milled were primarily oxide and sulphide ore until September 2010 after which tonnes milled were primarily sulphide ore.
(3)	Revenues are reported net of deductions, treatment and refining charges
(4)

The calculation of cash production cost, cash operating cost and total production cost per ounce of silver is net of by-product sales for the year ended December 31, 2010 of $204,000 (2009: $nil). See page 42 "Non-GAAP Financial Performance Measures"

	2010	2009	2008
Other financial information	$(000)	$(000)	$(000)
Revenue	112,256	5,442	-
Net earnings (loss)	346,239	(13,193)	-
Basic earnings (loss) per share	4.44	(0.19)	(0.09)
Diluted earnings (loss) per share	4.42	(0.19)	(0.09)

Cash and cash equivalents	232,311	26,659	72,013
Total assets	1,262,017	749,925	567,905
Working capital	303,844	24,515	41,486
Long-term convertible notes	118,203	110,739	104,046
Cash dividends declared	-	-	-

The following table provides a reconciliation to cost of sales, as reported in our Consolidated Statement of Earnings (Loss):

	2010		2009
	$(000)	$/oz	$(000)	$/oz

Cost of Sales	75,971		5,926
Inventory adjustment	879		(1,022)
Direct production expenses	76,850	12.19	4,904	8.99
By-product credits	(204)	(0.03)	(3)	(0.01)
Cash production costs	76,646	12.16	4,901	8.98
Third party smelting, refining and
transportation costs	26,792	4.25	3,452	6.33
Royalties & production taxes	10,192	1.62	685	1.26
Cash operating costs	113,630	18.03	9,038	16.57
Depreciation per income statement	18,733	2.97	-	-
Depletion/amortization per income statement	7,594	1.20	2,039	3.74
Depletion, depreciation and amortization in
inventory adjustments	(431)	(0.07)	-	-
Reclamation	1,149	0.18	-	-
Total production costs	140,675	22.32	11,077	20.30

Production (ounces)	6,302,140		545,600

Review of Annual Financial Results

For the year ended December 31, 2010, we recorded net earnings of $346,239,000, ($4.44 per share) compared to a net loss of $13,193,000 ($0.19 per share) in 2009 and a net loss of $5,946,000 in 2008 ($0.09 per share). The following is a summary and discussion on significant components of income and expenses recorded during the year compared to the prior year.

2010 Compared to 2009

	2010	2009
	$(000)	$(000)

Revenue	112,256	5,442
Cost of sales	(75,971)	(5,926)
Depletion, depreciation and amortization	(26,327)	(2,039)
Earnings (loss) from mine operations	9,958	(2,523)

During the year ended December 31, 2010, we recorded sales revenue of $112,256,000 on shipment of 11,161 tonnes of silver concentrate containing 5,936,657 ounces of silver with a weighted average realized price of $20.92 per ounce, compared to sales revenue of $5,442,000 on shipment of 2,893 tonnes of silver concentrate containing 460,100 ounces of silver in 2009 with a weighted average realized price of $17.49. We commissioned the plant at our Pirquitas mine on December 1, 2009 and as result, operating results for the prior year are only applicable to the month of December in 2009.

Cost of sales related to concentrate sold during the year ended December 31, 2010 was $102,298,000, including non-cash depletion, depreciation and amortization of $26,327,000. Cost of sales includes export duties imposed by the Argentine government for our silver concentrate sales of $8,739,000 (2009 -$685,000) which are considered to be in substance a cost of sale rather than income tax as they are calculated based on a percentage of revenue. Cost of sales related to concentrate sold during the month of December 2009 was $7,965,000 including non-cash depletion, depreciation and amortization for $2,039,000. Net inventory write-down for the year ended December 31, 2010 included in cost of sales was $6,700,000 compared to $1,022,000 in the prior year.

The improvement in margins from 2009 is due to the improved operational efficiency at the mine, a focus on increasing plant throughput and recoveries resulting in higher production together with higher silver prices.

	2010	2009
	$(000)	$(000)

General and administration	20,853	10,287
Stock-based compensation	8,868	6,319
Property examination and exploration	2,400	459
Reclamation and accretion	1,669	366
	33,790	17,431

General and administration expenses during 2010 were $20,853,000 compared to $10,287,000 in 2009. The increase in general and administrative expenses was primarily driven by an increase in staff as we build up our development and production capability, the components being an increase in aggregate salaries, employee benefits and bonuses of $3,585,000, recruiting costs of $794,000, as well as certain termination benefits of $1,788,000. Other contributing factors to the increase in general and administrative expenses were one off incentive payments of $1,215,000 for staff for participation in the Pretium IPO, the incremental valuation of directors’ DSU’s of $660,000, additional travel and project consulting together comprising an increase of $691,000.

Stock-based compensation expense for 2010 was $8,868,000 compared to $6,319,000 in 2009. Stock-based compensation expense is recognized over the vesting period of the options granted. The increase in total stock-based compensation from the prior year is due to the amount and timing of options awards and in particular reflects options awarded in December 2009, and during 2010, to new employees. Stock-based compensation assigned to mineral properties during the year was $331,000 compared to $228,000 during 2009. The increase in the amount assigned to mineral properties in 2010 compared to 2009 is the result of an increase in stock options granted to employees working on exploration projects during 2010.

Property and examination and exploration expense was $2,400,000 compared to $459,000 in 2009. During 2010, in line with our accounting policy, we recorded $1,609,000 of exploration costs at our operating Pirquitas mine; no exploration work had been done there in 2009.

Reclamation and accretion expense in 2010 was $1,669,000 compared to $366,000 in 2009. The increase over the prior year is mainly attributed to higher accretion expense for the Pirquitas mine following an upward revision of the reclamation liability estimate at the end of 2010.

	2010	2009
	$(000)	$(000)

Investment income	1,400	1,100
Foreign exchange gain	1,239	4,993
Interest expense	(13,916)	(1,095)
Share of loss of equity investee	(77)	-
	(11,354)	4,998

Investment income, which comprises interest and accretion expense on the convertible note receivable and other bank interest, was $1,400,000 for 2010 compared to $1,100,000 in 2009. This is primarily comprised on interest income and accretion income on the convertible debenture receivable from Aurcana totalling $1,253,000 (2009 - $999,000), the balance relates to bank interest earned.

The foreign exchange gain for 2010 was $1,239,000 compared to a gain of $4,993,000 in 2009. Our main exposure to foreign exchange risk is related to our net monetary assets denominated in Canadian dollars and Argentinean pesos. Following the sale of the Snowfield and Brucejack properties in December 2010 we have a significant amount of Canadian dollar cash which generated gains due to the strengthening of the Canadian dollar against the U.S. dollar. This was offset to an extent due to a weakening Argentine Peso against the U.S. dollar, on a net Peso asset balance.

We incurred interest and accretion expense in relation to the convertible notes of $13,674,000 in 2010 compared to $12,903,000 in 2009. During 2009, interest and accretion expense incurred until the start of commercial production on December 1, 2009 of $11,808,000 was capitalized to construction in progress and thereafter $1,095,000 was recognized as an expense; whereas during 2010 the full amount was recognised as an expense.

The share of equity investee’s loss in 2010 is from our investment in Pretium and relates to the period from December 21, 2010 to December 31, 2010.

	2010	2009
	$(000)	$(000)

Gain on sale of mineral property and property, plant and equipment	402,009	167

We recorded a gain on sale of mineral properties of $402,009,000 compared to $167,000 in 2009. The gain in 2010 was primarily due to the sales of the Snowfield and Brucejack properties in December 2010, and the Silvertip property in February 2010; the gain in 2009 was the result of the sale of our remaining interest in the San Juan property located in Mexico.

On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium for total consideration of $442,260,000 (C$450,000,000). Under the terms of the transaction we received a total of 32,537,833 common shares of Pretium with a fair value of $191,869,000 (C$195,227,000), cash proceeds of $211,322,000 (C$215,020,000) (before costs of $12,427,000 (C$12,645,000)) and a non-interest bearing convertible promissory note in the principal amount of $39,069,000 (C$39,753,000). This resulted in a gain of $388,761,000 gain (after tax $360,612,000).

During February 2010, we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp. Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for a gain of $13,073,000.

The $167,000 gain on sale of mineral properties in the prior year was the result of the disposal of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”). Under the terms of the agreement we received total consideration of $202,000, in the form of 306,000 shares of Orko.

	2010	2009
	$(000)	$(000)

Gain (loss) on sale of marketable securities and other investments	3,114	(1,279)
Unrealized gain (loss) on financial instruments held-for-trading	(102)	412
Write-down of marketable securities and other investments, net of interest received	-	534
Write-down of convertible debenture	-	(2,002)
Write down of mineral property	(238)	(377)
Other expenses	(61)	-
	2,713	(2,712)

In 2010 we recorded a gain on the sale of marketable securities and other investments of $3,114,000, compared to a loss of $1,279,000 in 2009. The gain in the current year is due to the disposal of 1,200,000 common shares of Silvercorp Metals Inc. (“Silvercorp”) for a gain of $741,000 and the disposal of 500,000 common shares of Canplats Resources Corporation (“Canplats”) for a gain of $2,373,000. The loss in the prior year was the result of the disposal of our Class A-1 and A-2 asset-backed commercial paper (‘ABCP’) investments for a loss of $3,103,000, which was partially offset by a gain of $1,824,000 from the sale of 3,300,000 common shares of Minco Silver Corporation (“Minco”), and 135,429 common shares of Allied Nevada Corporation (“Allied Nevada”).

The revaluation of the conversion feature on our convertible debenture receivable generated an unrealized loss on financial instruments held-for-trading during the year of $102,000 compared to a gain of $412,000 in the prior year.

Write-down of marketable securities and other investments, net of interest received was $nil in 2010 compared to $534,000 in 2009. During 2009, we were unable to receive a reasonable bid for the remaining ABCP notes upon sale of our Class A-1 and A-2 notes and as a result, the remaining carrying value of $2,113,000 (net of interest and principal repayments received of $2,647,000) was written off.

During 2009, we renegotiated the terms of our convertible debenture with Aurcana Corporation (“Aurcana”) resulting in a reduction in the coupon rate from 3% per year to 1.5% in the first year and an increase to 4% per year thereafter. As a result, a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana was recorded during 2009 to reflect the fair value of the restructured debenture. There were no similar write-downs during 2010.

Write-down of mineral properties was $238,000 in 2010 following the write off of assets at Pirquitas compared to $377,000 in 2009 during which year we allowed our mineral rights for La Bandera project in Mexico and Veca project in Peru to lapse.

	2010	2009
	$(000)	$(000)

Current income tax recovery (expense)	(2,600)	2,221
Future income tax recovery (expense)	(20,697)	2,087
	(23,297)	4,308

For the year ended December 31, 2010, we recorded a current income tax expense of $2,600,000 compared to a recovery of $2,221,000 in 2009. The tax expense during the current year relates to mining operations at Pirquitas. During 2009, we generated sufficient loss pools to reverse taxes payable of $2,006,000 which was recorded in the prior years. We also finalized our tax filing related to the sale of the Shafter Silver project during 2009, which resulted in a reduction in our original estimate of income tax expense by $900,000.

Future income tax expense during the year was $20,697,000 compared to a recovery of $2,087,000 in 2009. During 2010, we recognized a future income tax expense of $28,149,000 in relation to the common shares and convertible note received as consideration for the sale of the Snowfield and Brucejack properties, which was offset from future income tax recoveries of $8,526,000 from various other investments. We also recorded a future income tax recovery of $1,883,000 (2009 –$1,034,000), which reflects the tax effects of unrealized gains (losses) on our marketable securities during the respective years.

2009 Compared to 2008

	2009	2008
	$(000)	$(000)

Revenue	5,442	-
Cost of sales	(5,926)	-
Depletion, depreciation and amortization	(2,039)	-
Loss from mine operations	(2,523)	-

On December 1, 2009 we commenced commercial production at the Pirquitas mine. We recorded sales revenue of $5,442,000 on the shipment of 2,893 tonnes of silver concentrate containing 460,100 ounces of silver with a weighted average realized price of $17.49. There were no sales recorded in 2008.

Cost of sales related to concentrate sold during the month of December 2009 was $7,965,000 including non-cash depletion, depreciation and amortization for $2,039,000. Net inventory write-down for the period ended December 31, 2009 included in cost of sales was $1,022,000.

	2009	2008
	$(000)	$(000)

General and administration	10,287	9,031
Stock-based compensation	6,319	9,601
Property examination and exploration	459	340
Reclamation and accretion	366	318
	17,431	19,290

General and administration expenses during 2009 were $10,287,000 compared to $9,031,000 in 2008. The increase in general and administrative expenses was the result of office relocation costs, recruiting fees and an increase in aggregate salaries and employee benefits related to hiring additional senior staff as we were transitioning to a producing mining company.

Stock-based compensation expense for 2009 was $6,319,000 compared to $9,601,000 in 2008. The decrease in total stock-based compensation from prior year was due to fewer unvested stock options outstanding during 2009. Stock-based compensation assigned to mineral properties during 2009 was $228,000 compared to $61,000 during 2008. The increase in the amount assigned to mineral properties in 2009 compared to 2008 is the result an increase in stock options granted to employees working on the Pitarrilla and San Luis projects during 2009.

	2009	2008
	$(000)	$(000)

Investment income	1,100	3,039
Foreign exchange gain	4,993	200
Interest expense and financing fees	(1,095)	(6,499)
	4,998	(3,260)

Investment income was $1,100,000 for 2009 compared to $3,039,000 in 2008. The decrease in investment income is due to a combination of factors, including less funds being available for investment and lower yields on investments. As a result of significant volatility in the credit markets, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in U.S. and Canadian government treasury bills. These treasuries are considered to be lower risk and as a result have lower yields.

Foreign exchange gain for 2009 was $4,993,000 compared to $200,000 in 2008. With the change in our functional currency from Canadian dollars to U.S. dollars effective January 1, 2009, our main exposure to foreign exchange risk is related to our net monetary assets denominated in Canadian dollars and Argentinean pesos. The foreign exchange gain in 2009 reflects the strengthening of the Canadian dollar and Argentinean peso against the U.S. dollar. In 2008, our functional currency was the Canadian dollar and the foreign exchange gain reflects the strengthening of the U.S. dollar versus the Canadian dollar on our net monetary assets denominated in U.S. dollars.

We incurred interest and financing fees of $1,095,000 in 2009 compared to $6,499,000 in 2008. Interest and accretion cost of $11,808,000 related to our convertible notes was capitalized to construction in progress until the start of production on December 1, 2009. During 2008, we recorded $2,726,000 of interest and accretion expense to net loss and $3,773,000 of financing fees related to our convertible notes financing.

	2009	2008
	$(000)	$(000)

Gain (loss) on sale of marketable securities and other investments	(1,279)	2,090
Unrealized gain on financial instruments held-for-trading	412	114
Gain on sale of mineral property	167	31,463
Write-down of marketable securities and other investments	534	(22,794)
Write-down of convertible debenture	(2,002)	-
Write down of mineral property	(377)	-
Gain on sale of silver bullion	-	23,699
	(2,545)	34,572

We recorded a loss on sale of marketable securities and other investments of $1,279,000 in 2009 compared to a gain of $2,090,000 in 2008. In November 2009, we sold our Class A-1 and A-2 asset-backed commercial paper investments for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000. We also recorded a gain on sale of certain marketable securities of $1,824,000 in 2009 compared to a gain of $2,090,000 in 2008.

The unrealized gain on financial instruments held-for-trading during 2009 was $412,000 compared to $114,000 in 2008. The unrealized gain during 2009 was the result of revaluation of the conversion feature on our convertible debenture. The gain in 2008 consisted primarily of $1,429,000 gain on mark-to-market adjustment of foreign exchange options net of $1,389,000 loss on revaluation of the conversion feature on our convertible debenture.

We recorded a gain on sale of mineral properties of $167,000 in 2009 compared to $31,463,000 in 2008. The gain in 2009 was the result of the sale of the San Juan property. The gain in 2008 was the result of the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana. The sale resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

Write-down of marketable securities and other investments, net of interest received resulted in income of $534,000 in 2009 compared to a write-down of $22,794,000 in 2008. The write-down of marketable securities and other investments in 2009 was the result of writing off the carrying value of our Class A-1 and Class A-2 asset backed commercial paper , net of interest and principal repayments received. This compares to a write-down of our other investments of $17,903,000 in 2008. In 2008, we also recorded a write-down of available-for-sale marketable securities of $4,891,000 related to a decline in fair values determined to be other-than-temporary.

During 2009, we recorded a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana to reflect the fair value of the restructured debenture.

We recorded a write-down of mineral properties of $377,000 during 2009 as we allowed certain of our mineral rights to lapse.

In March 2008, we sold our silver bullion for cash proceeds of approximately $39,648,000, resulting in an after-tax gain of $23,699,000. No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

	2009	2008
	$(000)	$(000)

Current income tax expense	2,221	(14,575)
Future income tax expense	2,087	(3,393)
	4,308	(17,968)

For the year ended December 31, 2009, we recorded a current income tax recovery of $2,221,000 compared to an expense of $14,575,000 in 2008. The majority of the income tax expense recorded in 2008 relates to the sale of the Shafter Silver project.

Future income tax recovery during 2009 was $2,087,000 compared to an expense of $3,393,000 in 2008. During 2009, we recorded a future income tax recovery of $1,053,000 resulting from a current period loss from our Pirquitas operations, which can be used against future taxable income in Argentina. We also recorded a future income tax recovery of $1,034,000 (2008 – expense of $3,393,000), which reflects the tax effects of unrealized gains (losses) on our marketable securities during the respective years.

Selected Quarterly Data

	2010				2009
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue	45,077	41,557	14,091	11,531	5,442	-	-	-
Earnings (loss) from mine operations	23,949	9,950	(1,575)	(16,704)	(2,523)	-	-	-
Gain on sale of mineral properties	388,936	(65)	-	13,138	-	-	167	-
Earnings (loss)	376,575	(7,500)	(15,199)	(7,637)	(9,126)	(95)	(1,374)	(2,598)
Basic earnings (loss) per share	4.75	(0.10)	(0.19)	(0.10)	(0.13)	(0.00)	(0.02)	(0.04)
Dliuted earnings (loss) per share	4.72	(0.10)	(0.19)	(0.10)	(0.13)	(0.00)	(0.02)	(0.04)

Sales of silver concentrate commenced in December 2009 resulting in revenues of $5,442,000 being recorded in the fourth quarter of 2009. For the year ended December 31, 2010 quarterly revenues have gradually increased as the mine has increased production, with noticeable increases in output in the third and fourth quarters as well as a significant increase in silver prices in the fourth quarter of 2010.

The related cost of sales was $7,965,000 for the month ended December 31, 2009 and mine operating margins have consistently been increasing through the year ended December 31, 2010 which resulted in positive earnings from mine operations for third and fourth quarters.

The main factor impacting earnings (loss) each quarter has been significant gains on disposals of mineral properties; we sold Silvertip in the first quarter of 2010, and Snowfield and Brucejack in the fourth quarter of 2010.

We sold our Silvertip property in February 2010 for total consideration of $14,957,000 resulting in a gain of $13,073,000, and sold our Snowfield and Brucejack properties in December 2010 for a gain of $388,761,000.

We also sold marketable securities during the first and third quarters of 2010 for proceeds of $2,437,000 and $8,578,000 resulting in gains of $2,373,000 and $741,000, respectively. Interest and accretion expense was consistent each quarter through 2010 but significantly in excess of 2009 due to the fact that most had been capitalised in 2009.

Fourth Quarter Results

During the fourth quarter of 2010, we recorded net earnings of $376,575,000 ($4.75 per share) compared to a net loss of $9,126,000 ($0.13 per share) for the same quarter of 2009. The net earnings is primarily the result of the significant gain on sale of the Snowfield and Brucejack properties of $388,761,000, but also supported by earnings from mine operations of $23,949,000 (2009 – loss of $2,523,000).

General and administrative expenditure was $6,819,000 (2009 - $2,909,000) due to an increase in staff, bonus payments and termination benefits. In the fourth quarter of 2009 we recorded a loss on the sale of other investments of $3,103,000, and a write-down of other investments of $2,113,000, with no corresponding recognition in 2010. Non-cash stock based compensation of $2,521,000 (2009 - $1,549,000) was consistent with the trend throughout 2010, and we recorded current and future income tax expense of $29,028,000 (2009 – expense of $3,341,000) which was due largely to the sale of the Snowfield and Brucejack properties in the fourth quarter.

During the fourth quarter of 2010 we spent $7,633,000 (2009 - $5,669,000) on total sustaining capital expenditures on the Pirquitas project. Other significant mineral property expenditures include $1,811,000 (2009 -$752,000; 2008 - $3,576,000) for Pitarrilla, $781,000 (2009 - $339,000; 2008 - $1,912,000) for Diablillos, $781,000 (2009 - $1,677,000; 2008 - $1,698,000) for San Luis and $1,509,000 (2009 -$466,000; 2008 - $nil) for Snowfield and Brucejack.

FINANCIAL POSITION AND LIQUIDITY

At December 31, 2010, we held $232,311,000 (2009 - $26,659,000) in cash and cash equivalents and $33,465,000 (2009 - $17,863,000) in marketable securities. Working capital at December 31, 2010 was $303,844,000 (2009 - $24,515,000).

The increase in cash from 2009 to 2010 is mainly attributed to cash inflows of:

  $204,491,000 proceeds from the sale of mineral properties, net of costs;
  $107,758,000 proceeds from equity financings, net of costs;
  $95,800,000 cash receipts from sales;
  $16,318,000 proceeds from share option exercises; and
  $11,015,000 proceeds from the sale of marketable securities.

Offset by cash outflows of;

  $122,820,000 spent on exploration properties, property plant and equipment and construction payables (including VAT);
  $102,260,000 payments to suppliers and employees for goods and services; and
  $6,210,000 interest paid on long term notes

Summary Cash Flow Information

	2010	2009	2008
	$(000)	$(000)	$(000)

Cash (used in) operating activities	(11,110)	(39,943)	(19,093)
Cash generated by financing activities	124,076	146,413	138,719
Cash generated by (used in) investing activities	92,686	(151,824)	(129,213)
Cash balance, beginning of year	26,659	72,013	81,600
Cash balance, end of year	232,311	26,659	72,013

Operating Activities

At December 31, 2010, we had cash resources of $232,311,000 compared to $26,659,000 in 2009 and $72,013,000 in 2008.

Cash flow used in operations decreased $28,833,000 from $39,943,000 in 2009 to $11,110,000 in 2010. We achieved positive cash flows from operations for the year ended December 31, 2010, in particular during the third and fourth quarters due to increasing production and concentrate sales from Pirquitas. Production costs reduced through the course of the year due to continued optimization of production, which along with improved silver prices enabled the mine to generate positive cash flows. This was in part offset by higher administration and corporate costs due to recruiting additional employees, termination payments and bonuses paid to officers and employees during the year.

The increase in cash flow used in operations from 2008 to 2009 was mainly attributed to higher administration and corporate costs as we continued the development and construction of the Pirquitas mine. Also, we incurred a loss from mine operations during December 2009 after the commencement of production.

Financing Activities

	2010	2009	2008
	$(000)	$(000)	$(000)

Shares issued for cash	130,707	155,578	2,192
Share issue costs	(6,631)	(9,165)	-
Proceeds from issuance of convertible notes	-	-	138,000
Financing costs related to equity portion of convertible notes financing	-	-	(1,473)
Cash generated by financing activities	124,076	146,413	138,719

We raised a total of $124,076,000 in 2010 through financing activities as compared to $146,413,000 in 2009 and $138,719,000 in 2008.

During 2010, we closed a public share offering of 6,728,755 of our common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and offering expenses net of tax credits of $4,821,000, net proceeds were $109,568,000. Net proceeds from the offering have been, and will continue to be, used to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding and for other general corporate purposes.

In 2010, a total of 971,578 (2009 - 385,632; 2008 – 186,100) shares were issued on the exercise of stock options for total proceeds received of $16,318,000 (2009 - $5,578,000; 2008 – $2,192,000). The weighted average exercise price of options exercised was C$17.00 (2009 - C$15.63; 2008 - C$12.46) per share.

Investing Activities

	2010	2009	2008
	$(000)	$(000)	$(000)

Expenditures on mineral properties	(52,912)	(25,157)	(36,756)
Settlement of payables for property, plant and equipment	(50,564)	(127,037)	(132,919)
Increase in value added tax recoverable (net)	(19,344)	(23,763)	(24,401)
Proceeds from sale of marketable securities	11,015	24,133	2,780
Proceeds from sale of silver bullion	-	-	39,648
Net proceeds from sale of mineral properties	204,491	-	22,435
Cash generated by (used in) investing activities	92,686	(151,824)	(129,213)

A summary of the exploration expenditures by mineral property follows:

	2010	2009	2008
	$(000)	$(000)	$(000)

Berenguela	2,559	620	72
Candelaria	289	271	282
Challacollo	711	336	213
Diablillos	2,217	1,656	5,663
Pitarrilla	17,684	4,304	17,866
San Agustin	1,109	466	-
San Luis	6,414	5,364	6,549
Snowfield	11,071	10,345	4,643
Brucejack	10,469	-	-
Nazas	1,336	-	-
Other	910	963	1,815
Change in non-cash working capital	(1,857)	832	(347)

	52,912	25,157	36,756

The above table reflects cash expenditures incurred by property. It does not include non-cash charges.

During 2010 we spent $50,564,000 (2009 - $127,037,000; 2008 - $132,919,000) for development, construction and mining equipment.

Of the total amount spent during the year, approximately $12,631,000 was spent in sustaining capital at the Pirquitas mine and $37,933,000 was spent in reducing construction related liabilities incurred in the previous year. During 2009, approximately $76,968,000 million was incurred on construction and mining equipment and $50,069,000 million in development costs at the Pirquitas mine.

We incurred $19,344,000 in value added tax (“VAT”) primarily in Argentina related to the Pirquitas mine for the year ended December 31, 2010 compared to $23,763,000 in the prior year. During the year, we submitted our initial applications to the fiscal authorities to begin the process of recovering our VAT receivable. As we continue to export our concentrates to market, additional VAT applications will be submitted on an ongoing basis to recover the remaining balance of VAT receivable.

We received proceeds of $11,015,000 for the sale of marketable securities (2009 - $24,133,000; 2008 -$2,780) from the sale of Silvercorp and Canplats shares.

We received proceeds of $204,491,000 from the sale of mineral properties during the year. In December we sold our Snowfield and Brucejack properties to Pretium for cash consideration of $211,322,000 (total of C$215,020,000) with net proceeds of $197,564,000 (C$201,021,000) after fees; and in February 2010, we completed the sale of our Silvertip Project to Silvercorp for cash consideration of $7,125,000 (C$7,500,000) with net proceeds of $6,927,000.

REVIEW OF OPERATIONS

Pirquitas Mine, Argentina

During the year ended December 31, 2010, we processed 1,255,261 tonnes of ore at an average milling rate of 3,439 tonnes per day. This ore contained silver head grades of 233 grams/tonne and achieved recoveries of 65.2% .. The average cash production cost per ounce, which includes direct production expenses net of by-products was $12.16. The average cash operating cost per ounce, which includes third party smelting, refining and transportation costs, royalties and production taxes, was $18.03. Total production cost per ounce including depreciation, depletion and amortization was $22.32.

The following information was recorded in each of the quarters ended:

					2010	2009
	YTD	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec*

Tonnes milled	1,255,261	313,051	320,174	345,661	276,375	110,767
Silver head grades (g/t)	233	267	283	240	129	262
Silver recoveries	65.2%	76.3	66.3	63.7	53.2	58.4
Silver produced (ounces)	6,302,140	2,067,438	1,932,978	1,692,466	609,258	545,600
Silver sold (ounces)	5,936,657	1,621,363	2,316,447	1,091,911	906,936	460,100

Revenue (000s)	112,256	45,077	41,557	14,091	11,531	5,442

Average realized silver price
(per ounce)	$20.92	26.93	19.43	18.12	17.43	17.49
Average London spot silver
price (per ounce)	$20.16	26.43	18.96	18.32	16.76	17.67

Cash production cost (per oz)	12.16	9.47	10.42	11.27	29.32	8.98
Cash operating cost (per oz)	18.03	16.07	16.94	14.98	36.61	16.57
Total production cost (per oz)	22.32	18.82	20.76	19.24	47.69	20.30

*statistics are for only the month of December 2009 following the commencement of commercial production.

We continue to see improved silver production at our Pirquitas Mine quarter over quarter in 2010 since the completion of the commission phase on December 1, 2009. During the fourth quarter, we produced 2,067,438 ounces of silver, compared to 1,932,978 ounces in the third quarter, 1,692,466 in the second quarter and 609,258 in the first quarter. This brought total production for the year to 6,302,140 ounces. The improving trend in production is due to improved recoveries and higher grade zones in the fourth quarter. With the increase in production and resulting silver sales, the Pirquitas mine reached an important milestone of being cash positive from the third quarter until the end of the year.

Cash production cost per ounce declined through 2010, from $29.32 per ounce for the first quarter down to $9.47 per ounce in the fourth quarter, this has been achieved through increased production and recoveries whilst maintaining consistent operating costs. Cash operating costs on a per ounce basis, were higher in the during the third and fourth quarters than the second quarter primarily due to escalating deductions and refining charges driven by increased silver prices. Total production costs and total production costs mirror this trend through 2010.

The open pit mine operated well with 4,360,000 tonnes (47,000 tonnes per day) being mined in the fourth quarter, which exceeded each of the first three quarters of the year which averaged approximately 43,000 tonnes per day. This is in line with the project design assumptions.

The mill feed consisted primarily of transitional ore until September when sulphide ore from the open pit was fed continuously into the process plant for the first time. This represented a key milestone for Pirquitas, as the pit sulphide ore represents the life of mine feed for the project. The metallurgical response to the sulphide ore has been in line with expectations and overall silver recovery rates are achieving feasibility study expectations.

Commissioning of the gravity pre-concentration stage commenced near the end of the third quarter and results have been encouraging. This has lifted the required crushing throughput rate from 4000tpd to 6000tpd, and the crushing circuit is in the process of being de-bottlenecked to consistently achieve the additional throughput, and the level of upgrading exhibited from the process is in line with expectations. Proof of concept for silver recovery has been achieved as a result.

We expect production for 2011 to be approximately 8.5 million ounces of silver at an average cash production cost of $9.00 per ounce of silver (net of by product credits), average cash operating cost of $15.00 per ounce and $19.00 per ounce total production costs. Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

With the continuous processing of sulphide ore now established, the zinc flotation circuit was re-commissioned and we are now making separate silver and zinc concentrates, with the first sales of zinc concentrate in early 2011. We expect to produce approximately 10 million pounds of zinc in 2011. Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

The tin circuit has been proven capable of producing a tin concentrate but despite being able to produce a high grade saleable gravity tin, the tin recovery rate is low. Test work is being conducted at a number of laboratories globally, with the objective to improve the tin recovery while maintaining a good final concentrate tin grade. We will advise through 2011 progress on the tin circuit.

A total of $1,609,000 was spent on approximately 9,000 meters drilling at Pirquitas during the second half of 2010. The majority of the diamond drill holes tested for the continuation of silver-tin-zinc mineralization beneath the designed bottom of the current open pit. The results of the 2010 drilling campaign are deemed to be sufficiently positive to justify a follow-up drilling program in 2011, likely to be completed in the first half of the year. We will continue drilling at Pirquitas and include results in an updated reserves and resources statement in the second half of 2011.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts. Up to December 31, 2010 the Pirquitas mine has paid $6,646,000 in export taxes on concentrate sales and accrued for an additional $3,095,000 since we received the order to cease payment. The export tax expense has been recorded within cost of sales until a resolution is reached, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the full amount.

REVIEW OF PROJECTS

San Luis, Peru

A total of $6,414,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $5,364,000 in 2009 and $6,549,000 in 2008. The feasibility study on placing the project into production was completed in June 2010.

With the completion of the feasibility study, we had vested a 70% interest in the San Luis Joint Venture. On February 28, 2011 we reached an agreement to acquire the remaining interest in the project from our joint venture partner Esperanza Resources Corp. Upon completion of the acquisition we will own 100% of the San Luis project.

During the year, we continued to negotiate long-term land access agreements; we submitted the Environmental Impact Study (“EIS”) and worked on the strategy for project execution. In 2011 we will finalize the long-term land access agreements and the EIS to enable a construction decision. Presently, the San Luis project comprises proven and probable mineral reserves of 0.21 million ounces of gold and 5.1 million ounces of silver.

Pitarrilla, Mexico

A total of $17,684,000 was spent in 2010 at the wholly-owned Pitarrilla Project located in Durango, Mexico compared to $4,304,000 in 2009 and $17,866,000 in 2008. A feasibility study commenced in the first quarter of 2010 to evaluate the economic viability of sulphide mineralization extraction.

As part of the continuing exploration of the property, a program of geophysical surveying was completed in 2010 in the area covering the known silver deposits. This work was done to determine which types of geophysical response can be used to identify deeply buried, sulphide-associated silver mineralization of the form and extent found at Pitarrilla. Besides detecting the main body of sulphide mineralization of the Breccia Ridge deposit, the geophysical program also outlined two zones of anomalous induced polarization and gravimetric response which represent targets for drilling in 2011. A diamond drilling program was completed in the first half of the year providing geotechnical information that was incorporated in the feasibility study.

Beginning in the first quarter of 2011 a further evaluation for extraction of the oxide resources will also be prepared, which may determine a staged approach to underground and open pit development of Pitarrilla.

Pitarilla has probable mineral reserves of 91.7 million ounces of silver, measured and indicated resources of 26.1 million ounces of silver and 82.2 million ounces of silver inferred.

Diablillos, Argentina

A total of $2,217,000 was spent at the wholly-owned Diablillos silver-gold project located 275 kilometers south of the Pirquitas Mine in northwestern Argentina, compared to $1,656,000 in 2009 and $5,663,000 in 2008.

These expenditures were primarily on engineering and metallurgical studies done as part of a preliminary economic assessment (“PEA”) of the project that is to be completed in the first quarter of 2011, which is evaluating open pit mining with a conventional milling operation and heap-leach processing of some portion of the deposit.

In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos has been completed and further leach metallurgical test work has been planned for 2011.

Diablillos has indicated mineral resources that total 640,000 ounces of gold and 77.1 million ounces of silver, with additional inferred resources totaling 187,000 ounces of gold and 6.3 million ounces of silver. These resources are based on a $10 recovered metal values cut-off, a gold price of $700/oz with a recovery rate of 65%, and a silver price of $11/oz with a recovery rate of 40%.

San Agustin, Mexico

A total of $1,109,000 was spent at the wholly-owned San Agustin project located in Durango State, Mexico compared to $466,000 in 2009 and $nil in 2008. A comprehensive program of geophysical surveying was completed over most of the property; the main objective was to outline zones of anomalous geophysical response that could indicate the continuation of known low-grade gold-zinc-silver mineralization to depth and laterally. The geophysical surveys were also designed to assess the property’s potential for hosting bodies of relatively high-grade polymetallic mineralization.

In addition, a study to evaluate the economic potential of heap-leach processing of the ‘oxide’ gold mineralization was completed in 2010, and a 5,000 meter diamond drilling program has been planned for 2011 with the objective of expanding the near surface oxidized gold resource. Detailed metallurgical studies will also be undertaken in 2011 and will focus on the gold recovery characteristics of the oxide mineralization.

Presently, the San Agustin project comprises indicated mineral resources of 1.59 million ounces of gold and 47.9 million ounces of silver along with inferred resources of 1.06 million ounces of gold and 37.0 million ounces of silver.

Nazas, Mexico

A total of $1,336,000 (2009 and 2008 - $nil) was spent during the year at our 100% owned Nazas project for the acquisition of certain claims and an option on the Navidad claim which covers an extensive system of epithermal quartz veins, several of which are mineralized with gold and/or silver, as well a number of quartz-fluorite veins that were previously mined for fluorite. The Nazas project is centered about 20 kilometers east of the Pitarrilla project and covers a total area of approximately 236 square kilometers. The northern claims of the Nazas property were acquired in 2010. Exploration of the Nazas property was initiated in the second half of 2010 and involved geological mapping, rock sampling and a comprehensive program of geophysical surveying with four different survey methods being performed. The geophysical surveying will continue into the first quarter of 2011, and 7,500 meter diamond drilling campaign is planned for 2011.

Snowfield and Brucejack, Canada

The Snowfield and Brucejack projects, which are both located in northwestern British Columbia, were wholly-owned by the Company until their sale on December 21, 2010 to Pretium for total consideration of C$450 million. We retained an ownership interest of 41.27% as at December 31, 2010 (which subsequently increased to 42.31% following the conversion of the unpaid portion of the promissory note on January 31, 2011).

Prior to their sale in December 2010 a combined total of $21,540,000 was spent at both projects compared to $10,345,000 in 2009 and $4,643,000 in 2008.

During the year, we completed a 17,976 meter diamond drilling program at Snowfield, which was successful in expanding known mineralization to the south and southeast in an area of copper-dominant mineralization (see August 26, September 30 and October 14, 2010 new releases for details). Most of the newly defined mineralization was in areas previously classified as waste in the National Instrument 43-101 compliant Preliminary Assessment completed during the quarter and issued on September 13, 2010. The report, which did not include results from the 2010 drilling program, examined the benefits of a project combining the mineral resource from both Snowfield and the adjacent Brucejack property.

During the year we completed a 33,100-meter diamond drill program at Brucejack, which was successful in expanding the Bridge Zone, which is host to gold-silver porphyry-style mineralization, as well as expanding the high-grade Galena Hill and West Zones where high-grade gold and silver were first identified in the 2009 drill program.

FINANCIAL INSTRUMENTS

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk. From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable. We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.

We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low. At December 31, 2010, there were no significant concentrations of credit risk outside of government bonds and no amounts were held as collateral.

During 2010, we sold all of our concentrate production to one customer. Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low. We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, we negotiated a revision to the coupon rate on the Aurcana debenture receivable from 3% per year to 1.5% in the first year and 4% per year thereafter. As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable. All interest payments have been received in 2010 so no further write-downs have been recorded.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage. We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have applied to the Argentinean government to begin to recover our VAT.

Our maximum exposure to credit risk in thousands of USD at December 31, 2010 is as follows:

	2010	2009
	$	$
Cash and cash equivalents	232,311	26,659
Accounts receivable	30,323	6,238
Convertible debenture receivable	6,794	5,606
Value added tax recoverable	70,782	54,095
	340,210	92,598

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We have in place a rigorous planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans. We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs. If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets. We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Contractual obligations

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business. The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments, in thousands of USD, at December 31:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	32,132	-	-	-	32,132
Asset retirement obligations	952	2,595	1,674	21,421	26,642
Long-term convertible note repayments i)	-	138,000	-	-	138,000
Interest on convertible notes i)	6,210	15,525	-	-	21,735
Capital expenditure commitments ii)	874	210	-	-	1,084
Operating expenditure commitments	8,332	8,854	-	-	17,186
Minimum rental and lease payments	520	678	-	-	1,198
	49,020	165,862	1,674	21,421	237,977

i)

Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

ii)	Subsequent to year end we have entered into a capital expenditure commitment for $11.4 million which is expected to be paid during 2011.

Our operating expenditure commitments relate to contracts entered into in the normal course of business for ongoing mining operations at our Pirquitas mine.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than our functional currency which is the United States dollar. Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar, in thousands of USD, is as follows:

	December 31, 2010
	Cash and cash			Accounts
	equivalents and	Convertible	Value added	payable and
	restricted cash	debenture	tax recoverable	accrued liabilities
	$	$	$	$
Argentinean peso	9,588	-	70,775	(13,044)
Australian dollar	151	-	-	(12)
Canadian dollar	164,557	7,180	-	(5,984)
Mexican peso	487	-	7	(219)
Peruvian soles	278	-	-	(638)
	175,061	7,180	70,782	(19,897)

During the year, we recognized a foreign exchange gain of $1,239,000 (2009 – $4,993,000; 2008 -$200,000). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $23,313,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents earn interest based on market rates. Our convertible debenture receivable and long-term notes have fixed interest rates and are not therefore exposed to significant interest rate risk.

As at December 31, 2010, the weighted average interest rate of our cash equivalents investment was 0.89% (2009 - 0.08%). With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $613,000 (2009 - $643,000).

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, tin, and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

	•	global or regional consumption patterns;
	•	the supply of, and demand for, these metals;
	•	speculative activities;
	•	the availability and costs of metal substitutes;
	•	expectations for inflation; and
	•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1)

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)

As at December 31, 2010, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

ADDITIONAL DISCLOSURES

Related Party Transactions

During the year ended December 31, 2010, we recorded administrative, technical services and expense reimbursements of $31,000 (2009 - $453,000; 2008 - $1,276,000) from companies related by common directors or officers. At December 31, 2010, accounts receivable include $22,000 (2009 - $35,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Significant investments accounted for by the equity method

During the year ended December 31, 2010 we sold our wholly-owned Snowfield and Brucejack projects to Pretium for aggregate consideration of C$450 million, and retained an ownership interest in Pretium of 41.27% at December 31, 2010. Following the conversion of the promissory note on January 31, 2011 in relation to the underwriters’ over-allotment option our ownership interest subsequently increased to 42.31% . This investment is being accounted for under the equity method, the following table is an estimation of the assets and liabilities of Pretium at December 31, 2010:

2010
$(000)
Cash and cash equivalents	47,129
Mineral properties	600,000
Future income tax liability	(150,000)
Other payables	(29)
Net assets	497,100

Loss for the period from December 21, 2010 to December 31, 2010
Stock based compensation	11,420
Other	85
Net loss	11,505

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are described in note 2 of our 2010 audited annual consolidated financial statements.

Review of asset carrying values and impairment

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the models are developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of our share price. We utilize historical data to estimate option exercises and forfeiture behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values and provisions for close down and restoration costs.

Determination of useful lives of property, plant and equipment

The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which is fundamental to this calculation.

Valuation of inventory

Stockpiled ore, work in process and finished goods are valued at the lower of cost and net realizable value (“NRV”). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly imapct the stated value of the Company’s inventory.

Valuation of financial instruments

Under generally accepted accounting principles we are required to determine the valuation of our convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within our sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involve various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates and forward commodity prices.

Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis. The adoption of these standards required us to record our investment in Pretium initially at fair value, and present non-controlling interest within shareholders’ equity on the balance sheet.

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted. We have elected to adopt this standard on a prospective basis effective January 1, 2010. The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. This includes a requirement to present comparative financial information in accordance with IFRS for 2010. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The following table provides a summary of our changeover plan, the key activities involved, and the current status of these tasks:

Key Activities		Current Status
Financial Reporting
•	Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections	•	Company has completed selection of accounting policies and IFRS 1 elections, pending audit committee approval.

•	Quantify key differences for opening balance sheet	•	Quantification of key differences for opening balance sheet is in the process of being finalised (see below).
•	Identify and quantify impact on taxation
		•	We have completed a preliminary quantification of tax impacts, pending finalisation of the opening balance sheet.

•	Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations	•	Draft consolidated financial statement disclosures are subject to finalization of final policies.

		•	IFRS 1 reconciliations drafted and awaiting completion of final quantification of differences.

•	Quantify key differences for 2010 quarterly comparatives	•	Quantification of key differences for comparatives is in progress.
Training
•	Provide technical training to key finance personnel and accounting personnel at all site locations	•	Training program complete including Audit Committee members, and sufficient internal expertise available.

		•	Specific training will be provided on an as-needed basis during 2011 and thereafter.
Business Activities
•	Assess impact of conversion on budgeting and forecasts	•	Internal reviews are underway and will be concluded in 2011 once all differences are finalised.

Control Environment
•	Maintain effective controls throughout the IFRS conversion process	•	Controls have been maintained through the conversion process.
•	Revise control environment for changes in processes and controls as a result of transition to IFRS	•	Assessment of controls surrounding IFRS conversion process regarding SOX compliance is underway and being documented.
Financial Information Systems
•	Determine and implement solution for capturing IFRS information throughout 2010 while still reporting in Canadian GAAP (i.e. for comparative period)	•	IFRS information will be maintained on spreadsheets through 2010 for opening balances and comparatives.
•	Identify impact on financial systems and changes required	• •	Our system for recording stock based compensation expense has had an IFRS module implemented and tested. No additional system requirements needed at current time.

As at December 31, 2010, we have completed our scoping, planning, design, solution development and implementation.

We have identified key areas where changes in accounting policy are required on our transition from Canadian GAAP to IFRS listed below. This list is intended to highlight the areas that we have determined to be the most significant that will result from the transition to IFRS. We have not yet finalised the impact of these changes on our consolidated statement of income (loss), consolidated balance sheet, or cash flow statement and will only be reporting quantified differences once approved by the Audit Committee. The IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and these changes may have a material effect on the Company’s consolidated financial statements.

First-time adoption of IFRS

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal. The most significant IFRS optional exemptions which we expect to be applying are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application is avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business Combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative Translation Differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing Costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.
IFRIC 1, Decommissioning liabilities	This exemption allows a first time adopter to utilize a more straightforward methodology for measuring the liability and cost of the related asset.
Fair value as deemed cost	An entity can elect to measure an asset at the date of transition to IFRS at its fair value, and use that fair value as its deemed cost at that date.

Functional currency and foreign currency exchange translation

Canadian GAAP requires an entity to determine the functional currency of the parent company and then determine whether a subsidiary is an integrated or self-sustaining entity. This determination dictates the method of foreign exchange translation for the consolidated financial statements.

IFRS requires functional currency to be assessed independently for each entity within a consolidated group and introduces the concept of primary and secondary factors to help determine the functional currency.

This difference of approach resulted in differences for three of our subsidiaries, which will have an impact on foreign exchange gains or losses recognized in income and equity. Further, we have elected to apply the exemption above, such that the cumulative translation account will be reclassified to retained earnings on the date of transition. The impact is an increased property, plant and equipment balance of approximately $5 million, with the difference being credited to retained earnings.

Fixed assets at deemed cost

We have made a preliminary determination that it is appropriate to elect that the fair value of all the assets relating to the Pirquitas mine be the deemed cost upon transition to IFRS. At December 31, 2010 we are in the process of finalising our assessment of the fair value; any difference between the carrying amounts under Canadian GAAP and the IFRS deemed cost will be taken to retained earnings at the transition date.

Asset Impairment

Both Canadian GAAP and IFRS require an entity to undertake impairment testing where there is an indication of impairment. Annual impairment tests are required for goodwill and indefinite-lived intangible assets.

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment if an indication of impairment exists. The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate. If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary. If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, if there is an indication of impairment the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount. Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

We have assessed impairment indicators under IFRS as at the date of transition for all of our exploration projects and concluded that there were no such indicators, which was consistent with Canadian GAAP.

Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation. The recognition principle is also broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where Canadian GAAP requires a liability to be recognized when there is a legal obligation.These GAAP difference have not had a significant impact on our estimates.

The discount rate used to determine the present value of the expenditures for Canadian GAAP is the credit-adjusted risk free rate for the entity. IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with Canadian GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation. IFRS requires the re-measurement of the liability at each reporting date. Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under Canadian GAAP. The impact is expected to decrease the liability by approximately $1 million.

Convertible notes

Under Canadian GAAP the convertible notes were considered to have an embedded share purchase option which was valued separately from the debt component and the value attributed to shareholders’ equity. Following assessment of the terms of the convertible notes under IFRS it was concluded that the embedded share purchase option should be classified as a derivative liability. This change in accounting methodology impacts the classification and measurement of the instrument. We are in the process of finalizing our determination of the valuation of the instrument.

Share based payments

Canadian GAAP requires that share based payments are measured at fair value and an expense recorded over the vesting period of the instrument. Our accounting policy under IFRS is largely consistent with Canadian GAAP except for the initial inclusion of a forfeiture rate in the fair value estimation, and small changes to the initial valuation of tranches of options that vest over different periods. We have determined the impact of these changes on our consolidated financial statements at the date of transition to IFRS is not significant.

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are denominated and then converted to the accounting presentation currency at the current rate. IFRS requires that deferred taxes be determined in an entity’s functional accounting currency. The different treatment under IFRS results in a measurement difference for deferred taxes on monetary items where an entity’s tax and accounting functional currencies differ. This GAAP difference has impacted several of our subsidiaries.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination. This exemption does not exist in Canadian GAAP. The difference is expected to result in the derecognition of the deferred tax liability and corresponding asset in the range of $35 – $40 million, the future income tax impact on the aforementioned expected adjustments which are currently under review are not quantifiable at this time.

The discussion above on IFRS outlines to the reader our IFRS conversion project and the potential effect on the consolidated financial statements. This information does not represent the official adoption of IFRS by the Company and is intended only to provide an indication of the major differences identified to date based on current IFRS guidance. The proposed IFRS 1 optional exemptions, the selection of IFRS accounting policies and any related adjustments to the consolidated financial statements are in the process of being finalised and audited. As a result, the discussion noted above is subject to change and any resulting impact to current reported amounts may be significantly different from preliminary assessments.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at February 28, 2011, the following common shares, options and share purchase warrants were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
		C$	(years)
Capital stock	79,875,873
Stock options	4,569,038	$11.50 - $40.62	0.4 - 9.7

Fully diluted	84,444,911

RISKS AND UNCERTAINTIES

The production and cost estimates for the Pirquitas Mine may vary and/or not be achieved.

We have prepared estimates of future production, operating costs and capital costs for the Pirquitas Mine. We cannot give any assurance that such production or cost estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The Pirquitas Mine is currently our only mineral property in production.

The Pirquitas Mine is currently our only mineral property in production. The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and cost of skilled labor and mining equipment;
  the availability and cost of appropriate smelting and refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
  the availability of funds to finance construction and development activities;
  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of operating the Pirquitas Mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Mine or any of our other mineral properties.

We have limited revenue from operations.

We are a company transitioning from exploration and development to production and have only in 2010 started generating significant revenue from operations. Other than the Pirquitas Mine, which achieved commercial production on December 1, 2009, all of our properties are in the exploration stage. With the exception of our Pitarrilla and San Luis Projects we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties, and we may need to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control, including:

  the metallurgy of the mineralization forming the mineral deposit;
  market fluctuations for metal prices;
  the proximity and capacity of natural resource markets and processing equipment; and
  government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have recently secured a significant cash balance following the sale of the Snowfield and Brucejack properties, however we currently still generate limited operating cash flows, and must primarily finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our production, exploration and development activities, if any, will depend on our ability to generate sufficient operating revenue from the Pirquitas Mine and obtain additional external financing. Any unexpected costs, problems or delays during the early stages of production at the Pirquitas Mine could severely impact our ability to generate cash flows from production at the Pirquitas Mine and continue our exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  global or regional consumption patterns;
  the supply of, and demand for, these metals;
  speculative activities;
  the availability and costs of metal substitutes;
  expectations for inflation; and
  political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We have a history of losses and may continue to incur losses for the foreseeable future.

We have a history of losses. Despite recording significant earnings in 2010 following the gain on sale of our Snowfield and Brucejack properties, we still incurred underlying losses, and incurred a loss of $13.2 million for the year ended December 31, 2009, and $5.9 million for the year ended December 31, 2008.

We expect to the Pirquitas Mine to start generating sufficient revenues to fund continuing operations, however we may still continue to incur losses, and the exploration and development of our other mineral properties will still require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and our acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

Market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;
  the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;
  continued recessionary pressures could adversely impact demand for our production;
  volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and
  the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

An event of default under our 4.5% Convertible Senior Notes due 2028 may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing our 4.5% Convertible Senior Notes due 2028 (the “Convertible Notes”), we made various covenants to the trustees on behalf of the holders of the Convertible Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, we could lose our properties, including the Pirquitas Mine, and our shareholders could lose their entire investment.

Recoverability of the investment in Pretium

Following the sale of the Snowfield and Brucejack properties to Pretium we have a significant continuing ownership interest of approximately 40%. We will heavily rely on the performance of that company, the market performance of Pretium’s common shares and the liquidity of the market for those shares, in realizing the full value of the previous transaction.This may reduce our ability to execute our strategy and fund planned exploration and development opportunities.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus or any applicable Prospectus Supplement, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

  unusual or unexpected geological formations;
  metallurgical and other processing problems;
  metal losses;
  environmental hazards;
  power outages;
  labor disruptions;
  industrial accidents;
  periodic interruptions due to inclement or hazardous weather conditions;
  flooding, explosions, fire, rockbursts, cave-ins and landslides;

  mechanical equipment and facility performance problems; and
  the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

The operation of the Pirquitas Mine, as well as our exploration activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  the management and use of toxic substances and explosives;
  the management of natural resources;
  the exploration of mineral properties;
  exports;
  price controls;
  taxation and mining royalties;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including continued production at the Pirquitas Mine, and further exploration, development and commencement of production on our other mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. At present, environmental impact studies are being performed at the Pirquitas Mine and the San Luis Project. These studies are at an early stage and we are currently unable to discern the results of these studies. We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

  control dispersion of potentially deleterious effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We have entered into supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Mine to integrated mining and smelting companies. There is no assurance that in the future, where necessary, we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. The operation of the Pirquitas Mine and our mineral exploration or potential development activities could be adversely affected by:

  political instability and violence;
  war and civil disturbance;
  labor unrest;
  expropriation or nationalization;
  changing fiscal regimes and uncertain regulatory environments;
  fluctuations in currency exchange rates;
  high rates of inflation;
  changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;
  underdeveloped industrial and economic infrastructure; and
  the unenforceability of contractual rights and judgments.

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in U.S. Canadian dollars and Argentine Pesos. Our revenues, are in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Canada, Chile, Mexico or other countries where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. With the operation of the Pirquitas Mine, our costs denominated in the currency of Argentina have increased over past levels, and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the Canadian dollar against the U.S. dollar will result in a loss on our books to the extent we hold funds in Canadian dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities than us or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. In particular, we face competition for qualified personnel for the Pirquitas Mine, which may increase our costs of operating the mine or result in delays. A significant number of expatriate employees are currently required in the early stages of production at the Pirquitas Mine to train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. Currently, John Smith, our Chief Executive Officer, and Tom Yip, VP Finance and Chief Financial Officer, both serve as directors of Pretium Resources Inc, which we own over 40%. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We are subject to claims and legal proceedings.

We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees required for the operation of the Pirquitas Mine and our other activities may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our five most recent fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Risks Related to our Common Shares

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The market price of our common shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND NON-GAAP PERFORMANCE MEASURES

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”) concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  uncertainty of production and cost estimates for the Pirquitas Mine;
  uncertainty of production at our mineral exploration properties;
  risks and uncertainties associated with new mining operations, including start-up delays and operational issues;
  risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;
  commodity price fluctuations;
  our history of losses and expectation of future losses;
  recent market events and conditions;
  risks related to general economic conditions;
  risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;
  differences in U.S. and Canadian practices for reporting mineral resources and reserves;
  risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
  unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;
  risks related to governmental regulations, including environmental regulations;
  risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained;
  increased costs and restrictions on operations due to compliance with environmental laws and regulations;
  regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change, could result in increased operating costs;
  risks related to reclamation activities on our properties;
  uncertainties related to title to our mineral properties and surface rights;
  risks related to political instability and unexpected regulatory change;
  our ability to successfully acquire additional commercially mineable mineral rights;

  currency fluctuations;
  increased costs affecting the mining industry;
  increased competition in the mining industry for properties, qualified personnel and management;
  risks related to some of our directors’ and officers’ involvement with other natural resource companies;
  our ability to attract and retain qualified management to grow our business;
  risks related to estimates of future income tax assets and liabilities;
  risks related to claims and legal proceedings;
  our ability to maintain adequate internal control over financial reporting; and
  our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code; and
  the ability to monetize the full value of our interest in Pretium.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the discussion under “Non-GAAP Financial Performance Measures” on page 2 of our MD&A.

In this MD&A, we use the terms introducing “direct mining cost per ounce”, “cash operating cost per ounce”, “total cash cost per ounce” and “total production cost per ounce”. Direct mining cost per ounce is used as a measure of cash production costs incurred at the mine site before any deductions related to concentrate sales. This measure is used by management to measure the performance of plant and mill operations and we believe it is a useful measure to investors during our early stages of production. This measure is then adjusted for third party smelting, refining and transportation costs and by-product credits to arrive at cash operating cost per ounce. This measure is commonly used within the industry and we believe provides investors with valuable information regarding our performance. Cash operating cost is aggregated with royaltites and production taxes, where applicable, to arrive at total cash costs per ounce, and the total cash cost is aggregated with depletion, depreciation and amortization to arrive at the total production cost per ounce, which provides investors with the total cost of producing an ounce of silver, which we believe to be a valuable measure for determining our future profitability. The inclusion of these measures are meant to provide additional information; however, these should not be used as a substitute for performance measures in accordance with GAAP as these are not necessarily standard and may differ among companies within the industry.

For additional information related to these non-GAAP performance measures, please refer to page 2 in the Non-GAAP Financial Performance Measures section of this MD&A.